2/27/15

SECURI[T] 15026629 ON

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 12500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X-A

Nationwide®

Nationwide Securities, LLC Exemption Report for the Fiscal Year Ended December 31, 2014 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2014, Nationwide Securities, LLC was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Securities, LLC claimed an exemption under SEC Rule 15c3-3, paragraph (k)(2)(ii), in which the firm clears customer securities transactions through another broker-dealer (clearing broker-dealer) on a fully disclosed basis, and promptly transmits customer funds and securities to such clearing broker-dealer which carries the accounts of such customers. The firm is prohibited from carrying customer accounts and promptly transmits all customer funds and securities received in connection with its broker-dealer activities in accordance with customer instructions.

b. Nationwide Securities, LLC has met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

Broker Dealer
Nationwide Securities, LLC
CRD # 11173
BD SEC Number 8-12500
Fiscal Year Ended – December 31, 2014

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-2568
Main Telephone # (614) 249-2300
Audit for Fiscal Year Ended – December 31, 2014

FINRA Regulatory Coordinator
Shan Cinnamon
Telephone # (312) 899-4605

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name JOHN A. REESE Title VP

Signature [signature] Date 2/25/2015